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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

LAWSON SOFTWARE, INC.
(Exact name of registrant as specified in its charter)

Delaware	1251159
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
380 St. Peter Street St. Paul, Minnesota	55102-1302
(Address of principal executive offices)	(Zip Code)

        If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. ☐

        If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. ☐

        Securities to be registered pursuant to Section 12(b) of the Act:    Not Applicable

        Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights
(Title of class)

Item 1. Description of Registrant's Securities to be Registered

        On July 26, 2004, the Board of Directors of Lawson Software, Inc. (the "Company"), declared a dividend of one preferred share purchase right (a "Right") per share for each outstanding share of Common Stock, par value $.01 (the "Common Shares"), of the Company. The dividend is payable on July 28, 2004 (the "Record Date") to shareholders of record on that date.

        Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $.01 (the "Preferred Shares"), of the Company at a price of $29 per one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of July 28, 2004, between the Company and Mellon Investor Services LLC, as Rights Agent (the "Rights Agent").

        Initially, the Rights will be evidenced by the certificates representing Common Shares then outstanding and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares, and a Distribution Date for the Rights will occur upon the earlier of: (i) the tenth day after the Shares Acquisition Date (as defined below) or (ii) the tenth day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person (as defined below)) after the date of the commencement by any Person (other than an Exempt Person (as defined below)) of, or of the first public announcement of the intention of any Person (other than an Exempt Person) to commence, a tender or exchange offer the consummation of which would result in any Person becoming an Acquiring Person (the earlier of such dates being referred to herein as the "Distribution Date").

        An "Acquiring Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares then outstanding other than as a result of a Permitted Offer, but shall not include any Exempt Person.

        A "Shares Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) of the Exchange Act) by the Company or any Person that a Person has become an Acquiring Person.

        An "Exempt Person" shall mean (i) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan, (ii) any Person who was, together with such Person's Affiliates and Associates, the Beneficial Owner of fifteen percent (15%) or more of the then outstanding share of Common Stock on the Record Date, provided that after the date of this Agreement such Person, together with such Person's Affiliates and Associates, does not, (A) become the Beneficial Owner of additional shares of Common Stock representing one percent (1%) or more of the then outstanding share of Common Stock, in which case such Person shall no longer be deemed to be an Exempt Person for purposes of this Agreement, or (B) decrease its percentage ownership below fifteen percent (15%) of the then outstanding shares of common Stock, in which case such Person shall no longer be deemed to be an Exempt Person for purposes of this Agreement, (iii) any Person who is the Beneficial Owner of less than 20% of the shares of Common Stock then outstanding and (A) is permitted, pursuant to Rule 13d-1 under the Exchange Act, to report such ownership on Schedule 13G (or any comparable or successor report) or (B) was permitted to report such ownership on Schedule 13G (or any comparable or successor report) and thereafter does not acquire additional shares of Common Stock (other than as a result of any stock split, stock dividend or similar transaction) subsequent to the time when such Person became ineligible to report such ownership on Schedule 13G (or any comparable or successor report), and (iv) any Person who is the Beneficial Owner of less than 20% of the shares of Common Stock then outstanding and has reported or is required to report such ownership on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D does not state any intention to or reserve the right of control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such schedule (other than the disposition of the Common Stock) and, within 10 business Days of being requested by the Company to advise it regarding the same, certifies to the Company that such Person acquired shares of Common Stock in excess of 14.9% inadvertently or without knowledge of the terms of the Rights and who or which, together with all Affiliates and Associates, thereafter does not acquire additional shares of Common Stock (other than as a result of any stock split, stock dividend or similar transaction) while the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding; provided, however, that if the Person requested to so certify fails to do so within 10 Business Days, then such Person shall become an Acquiring Person immediately after such 10-Business-Day period.

        Until the Distribution Date, (i) the Rights will be evidenced (subject to the provisions of Section 3(b) of the Rights Agreement) by the certificates for Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates (as defined below)) and not by separate Right Certificates, and (ii) the right to receive Right Certificates will be transferable only in connection with the transfer of Common Shares.

        As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, send) by first-class, postage-prepaid mail, to each record holder of Common Shares as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, a Right Certificate, in substantially the form of Exhibit B of the Rights Agreement (a "Right Certificate"), evidencing one Right for each Common Share so held. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on July 28, 2014, unless extended or earlier redeemed or exchanged by the Company as described below.

        The Purchase Price payable and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those described in clause (ii) of this paragraph). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price.

        No fraction of a Preferred Share (other than fractions in integral multiples of one one-hundredth of a share) will be issued and, in lieu thereof, an adjustment in cash will be made based on the closing price on the last trading date prior to the date of exercise.

        The number of outstanding Rights and the number of one one-hundredth of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

        Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are subject to adjustment in the event of a stock dividend on the Common Shares or a subdivision, combination or consolidation of the Common Shares.

        In the event that a person or group becomes an Acquiring Person (except pursuant to a Permitted Offer (as defined below)), each holder of a Right, other than the Acquiring Person or the affiliates, associates or transferees thereof (whose Rights will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price of the Right that number of Common Shares having a market value of two times the exercise price of the Right, subject to certain possible adjustments.

        In the event that the Company is acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold after a person or group becomes an Acquiring Person (except pursuant to a Permitted Offer), holders of the Rights will thereafter have the Right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares of the acquiring company (or, in certain cases, one of its Affiliates) having a market value of two times the exercise price of the Right.

        A "Permitted Offer" shall mean (i) a tender offer or an exchange offer for all outstanding Common Shares of the Company determined by the Board of Directors of the Company, after receiving such advice as it deems necessary and giving due consideration to all relevant factors, to be in the best interests of the Company and its stockholders or (ii) any agreement or arrangement entered into by the Company prior to the Distribution Date, providing for a merger, consolidation or similar transaction involving the Company or any of its Subsidiaries as a result of which stockholders of the Company will no longer own a majority of the outstanding shares of Common Stock of the Company or a publicly traded entity which controls the Company or, if appropriate, the entity into which the Company may be merged, consolidated or otherwise combined.

        At any time after the close of business on the tenth day after the Shares Acquisition Date (subject to certain exceptions), and prior to the acquisition by a Person of 50% or more of the outstanding Common Shares, the Board of Directors may exchange all or part of the Rights for Common Shares at an exchange ratio per Right equal to the result obtained by dividing the exercise price of a Right by the current per share market price of the Common Shares, subject to adjustment.

        At any time before a Person has become an Acquiring Person, the Continuing Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), subject to adjustment. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as such Board of Directors may, in their sole discretion, establish.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends.

        This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2. Exhibits

1.
Rights Agreement, dated as of July 28, 2004 between Lawson Software, Inc. and Mellon Investor Services LLC, which includes as Exhibit B thereto the form of Right Certificate.

2.
Certificate of Designations of Series B Junior Participating Preferred Stock, dated July 28, 2004.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 28, 2004	LAWSON SOFTWARE, INC.
	By	/s/ Robert G. Barbieri
Robert G. Barbieri Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Page
1	Rights Agreement, dated as of July 28, 2004 between Lawson Software, Inc. and Mellon Investor Services LLC, as Rights Agent.
2	Certificate of Designations of Series B Junior Participating Preferred Stock, dated July 28, 2004.

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EXHIBIT INDEX